Mail Stop 4561

August 8, 2007

Eyal Desheh
Executive Vice President
  and Chief Financial Officer
Check Point Software Technologies Ltd.
3A Jabotinsky St., Diamond Tower
Ramat Gan, 52520 Israel

> **Re: Check Point Software Technologies Ltd.**
> **Form 20-F for Fiscal Year Ended December 31, 2006**
> **Filed March 15, 2007**
> **File No. 000-28584**

Dear Mr. Desheh:

We have reviewed your response letter dated May 31, 2007 and the above referenced filing and have the following additional comments. Please note that unless otherwise noted, where prior comments are referred to, they refer to our letter dated May 3, 2007. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended December 31, 2006

Consolidated Statements of Income, page F-8

1.   We note from your response to prior comment 1 that you have revised your cost of sales presentation to include a separate financial statement caption for the amortization of purchased technology. Based on your revised disclosure it is not evident whether this amortization expense is part of your cost of sales. Therefore,

Eyal Desheh
Check Point Software Technologies Ltd.
August 8, 2007
Page 2

please either revise your caption to indicate that the amortization is part of cost of sales or add the parenthetical disclosure noted in SAB Topic 11.B.

2.   We note from your disclosure on page 41 of your Form 20-F for the year ended December 31, 2006 that you refer to rights to unspecified software product <u>upgrades</u> as software subscriptions. As noted per paragraphs 48 and 49 of SOP 97-2, software subscriptions are defined differently than your use of the term. Specifically, this guidance defines software subscriptions as multiple element arrangements where a vendor agrees to deliver software currently and to deliver unspecified additional software <u>products</u> in the future. Please revise your description of rights to unspecified software product <u>upgrades</u> in future filings to avoid inconsistencies with the terminology defined in SOP 97-2.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

You may contact Jason Niethamer at 202-551-3855, Chris White at 202-551-3461 or me at 202-551-3730 if you have questions regarding the above comments.

Sincerely,

Stephen Krikorian
Accounting Branch Chief